Exhibit 99.1

Ayr Wellness Receives Approval to Begin New Jersey

Adult-Use Retail Sales

MIAMI, May 24, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr'' or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced that the New Jersey Cannabis Regulatory Commission (“CRC”) approved the Company for adult-use cannabis sales in the Garden State.

Ayr currently operates medical dispensaries in Woodbridge, Union, and Eatontown, all located in Central New Jersey, a region of 3.4 million people which until now only had access to two adult-use dispensaries. The Company’s three retail locations are the maximum allowable dispensaries under current state law.

“We are thrilled to be approved for adult-use sales in New Jersey and to have all three dispensaries cleared simultaneously to open for adult-use,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr. “To date, Central Jersey has the lowest number of dispensaries per capita, leaving its population under-served compared with the rest of the state. New Jersey is expected to become a highly influential state for the U.S. cannabis industry, and we are honored to help shape the market landscape from its early stages.”

“This is a significant milestone for Ayr, and I am so proud of our team for making it a reality," said Julie Winter, Ayr’s Vice President of Retail Operations in New Jersey. “We look forward to opening our doors to adult-use customers, while continuing to provide excellent service, quality, and choice to our medical patients.”

Adult-use sales in New Jersey officially began five weeks ago. BDSA expects New Jersey to be the third largest contributor to overall US sales growth by 2026, projected to generate an annual revenue of $2.3 billion in total legal cannabis sales.

For more information about Ayr Wellness, please visit https://ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise needed additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
T: (720) 330-2829
Email: IR@ayrwellness.com

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